SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ------------------------------------------



       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. (No Fee Required)


For the fiscal year ended December 30, 2001

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


Commission file number 0-15213


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Webster Bank Employee Investment Plan


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Webster Financial Corporation
                                  Webster Plaza
                               Waterbury, CT 06702
                            Telephone (203) 753-2921

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                  FOR PERIODS ENDED DECEMBER 30, 2001 AND 2000



                                      INDEX




Independent Auditors' Report ........................................................................  1

Financial Statements:

     Statements of Net Assets Available for Benefits.................................................  2

     Statements of Changes in Net Assets Available for Benefits......................................  3

     Notes to Financial Statements ..................................................................  4-13

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held at end of Year) .................................  14

Signatures ..........................................................................................  15

Exhibit Index .......................................................................................  16

Independent Auditors' Consent - Exhibit 23...........................................................  17




KPMG LLP
One Financial Plaza
Hartford, CT 06103-2608

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 30, 2001 and 2000, and the changes in net assets available for benefits for each of the years in the three-year period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Hartford, Connecticut
June 18, 2002

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 30, 2001 AND 2000

                   ------------------------------------------






                                                        2001            2000
                                                       ------          ------

ASSETS
------

       Investments (cost basis of                    $50,678,412      50,310,461
        $52,670,659 in 2001 and
        $45,060,662 in 2000) (Note 3)

       Loans to Participants                           1,160,527       1,078,658

       Receivables:
        Participants                                     611,367           9,238
        Employer                                         231,411             308

       Cash                                               10,479         280,135
                                                     -----------      ----------

       Total Assets                                  $52,692,196      51,678,800
                                                     ===========      ==========



       NET ASSETS AVAILABLE FOR BENEFITS             $52,692,196      51,678,800
                                                     ===========      ==========




See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 PERIODS ENDED DECEMBER 30, 2001, 2000 AND 1999

                -------------------------------------------------



                                                        2001                      2000                    1999
                                                    ------------               ----------              ----------

ADDITIONS TO NET ASSETS:
-----------------------

Net investment income:
   Net (depreciation) appreciation
     in fair value of investments                   $ (1,344,233)                 813,703               1,591,691
   Interest and dividends                                799,688                  677,505                 514,106
                                                    ------------               ----------              ----------
   Net investment (loss) income                         (544,545)               1,491,208               2,105,797

Contributions:
   Participants                                        5,775,194                4,604,841               3,773,131
   Employer                                            2,124,792                1,718,392               1,375,583
Transfers from other plans (Note 1)                           --               11,791,339               1,816,169
                                                    ------------               ----------              ----------

   Total additions                                     7,355,441               19,605,780               9,070,680
                                                    ------------               ----------              ----------


DEDUCTIONS FROM NET ASSETS:
--------------------------

Benefits paid to participants                          6,336,125                5,172,626               2,886,905
Miscellaneous expenses                                     5,920                    4,235                  25,832
                                                    ------------               ----------              ----------
   Total deductions                                    6,342,045                5,176,861               2,912,737
                                                    ------------               ----------              ----------

   Net increase                                        1,013,396               14,428,919               6,157,943


NET ASSETS AVAILABLE FOR BENEFITS
---------------------------------

Beginning of year                                     51,678,800               37,249,881              31,091,938
                                                    ------------               ----------              ----------

END OF YEAR                                         $ 52,692,196               51,678,800              37,249,881
                                                    ============               ==========              ==========



See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------

1.     DESCRIPTION OF THE PLAN
       -----------------------

       The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

       (a)   General
             -------

The Plan is a qualified profit-sharing and deferred compensation plan under
Section 401(a) of the Internal Revenue Code of 1986. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Plan was initially adopted by the Board of Directors of Webster Bank's predecessor, First Federal Bank, effective as of October 1, 1984. Subsequent to this date, the Plan has been amended on various dates for reasons that include: certain legislative and regulatory changes, employer name change, plan merger, plan name change and various acquisitions. The Plan is sponsored and administrated by Webster Bank, a subsidiary of Webster Financial Corporation. The Plan covers all eligible employees who are employed by Webster Bank and its subsidiaries, who are members of the controlled group. The Plan also covers certain subsidiaries of Webster Financial Corporation ("Webster" or the "Company") who are members of the controlled group. Webster D&P Holdings, Inc. ("Duff & Phelps"), a wholly-owned subsidiary of Webster, at December 2001 owned a 65% interest in Duff & Phelps, LLC, which maintains a separate 401(k) plan and does not participate in the Plan. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed one year of service (at least 1,000 hours of service). An eligible employee may join the Plan on the first day of any calendar quarter. Participants in the Plan may change their contribution amounts up to four times per year on specific dates and cease contribution at any time during the Plan year. All investments in the Plan are participant directed. Participation in the Plan is completely voluntary. Effective December 30, 1999, the Plan was amended to incorporate a change in the plan year. The amendment changed the plan year end to December 30 from December 31. The 1999 plan year was the short year, which commenced January 1 and ended December 30. Effective January 1, 2001, the record keeper for the Plan was changed to PFPC, Inc. from USI Consulting Group and the trustee changed to UBS PaineWebber Trust Company from Webster Bank.

      On October 22, 2001, an amendment and restatement of the Plan incorporating "GUST" changes was adopted by the Board of Directors. The changes required under "GUST" were required to be adopted by the Plan by December 31, 2001. Subsequent to implementing the changes required under "GUST", the Plan was submitted to the IRS for a favorable determination letter. "GUST" is the acronym for a series of statutes that were enacted between 1994 and 2000 that affected the rules governing qualified retirement plans. The statutes include the General Agreement on Tariffs and Trade, the Uniform Service Employment and Reemployment Rights Act, the Small Business Job Protection Act and the Tax Reform Act of 1997.

      Webster, through its subsidiaries, Webster Bank (the "Bank"), Damman Associates, Inc., which has been renamed Webster Insurance, Inc. ("Webster Insurance") in 2002, and Duff & Phelps, delivers financial services to individuals, families and businesses primarily in Connecticut and equipment financing and financial advisory services to public and private companies throughout the United States. Webster provides business and consumer banking, mortgage lending, trust and investment services and insurance services through 105 banking and other offices, over 210 ATM's and its Internet website (www.websteronline.com). Webster Bank was founded in 1935 and converted from a federal mutual to a federal stock institution in 1986.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


      Effective January 1, 2001, the following investment funds were eliminated as investment options under the Plan: Evergreen Small Cap Value, Evergreen Growth & Income Fund, Pioneer Growth Shares, Fidelity Advisors Growth Opportunity, Munder Index 500 and Dreyfus Premier Balanced Fund. Effective January 1, 2001, the following investment funds were added as investment options under the Plan: Dreyfus Founders Discovery Fund, Seligman Capital Fund, American Growth Fund of America, Brinson Tactical Allocation Fund, American Europacific Growth Fund, AIM Value Fund and AIM Balanced Fund. These changes in investment options were made on the advice of the Plan's financial advisor, UBS PaineWebber.

      On April 5, 2001, Webster acquired, through Webster Insurance, Wolf Zackin & Associates, Inc. ("Wolf Zackin"), and its sister company Benefit Plans Design & Administration, Inc. ("Benefit Plans"). Effective June 25, 2001, the Plan was amended to provide provisions for the employees of Wolf Zackin and Benefit Plans. All service rendered by employees of Wolf Zackin and Benefit Plans prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Wolf Zackin and Benefit Plans became members of the Plan's controlled group effective July 1, 2001. Prior to the acquisition date, Wolf Zackin did not maintain a 401(k) plan. Prior to the acquisition date, Benefit Plans terminated its 401(k) plan and the net assets of the plan were paid directly to the participants of the former plan. The participants of the former plan had the option to rollover their account balance to the Plan subsequent to receiving their payment. During 2001, the Plan received $127,618 from participants of the former Benefits Plans 401(k) plan who elected to rollover their direct payouts to the Plan.

      On March 14, 2001, Webster acquired Center Capital Corporation ("Center Capital"). Effective April 1, 2001, the Plan was amended to provide provisions for the employees of Center Capital. All service rendered by employees of Center Capital prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Center Capital became a member of the Plan's controlled group on March 14, 2001. Prior to the acquisition date, Center Capital terminated its 401(k) plan and the net assets of the plan were paid directly to the participants of the former plan The participants of the former plan had the option to rollover their account balance to the Plan subsequent to receiving their payment. During 2001, the Plan received $757,420 from participants of the former Center Capital 401(k) plan who elected to rollover their payouts to the Plan.

      On January 5, 2001, Webster acquired, through Webster Insurance, Musante Reihl Associates, Inc. ("Musante"). Effective as of January 1, 2001, the Plan was amended to provide provisions for the employees of Musante. All service rendered by employees of Musante prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Musante became a member of the Plan's controlled group on April 1, 2001. Prior to the acquisition date, Musante did not maintain a 401(k) plan.

          On August 18, 2000, Webster acquired certain branches from FleetBoston Financial Corporation ("FleetBoston"). On the acquisition date, the employment of certain employees was transferred from FleetBoston to the Bank. Effective the date of acquisition, the employees became eligible to participate in the Plan. The Plan was amended to state that all service with FleetBoston prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. During December 2000, net assets for the transferred employees totaling $401,625 were transferred to, and assumed by, the Plan.

      On June 23, 2000, Webster acquired MECH Financial, Inc. ("Mechanics"). The Plan was amended effective June 23, 2000 to state that all service with Mechanics prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Effective December 1, 2000, all assets and liabilities of the former Mechanics 401(k) Plan totaling $6,697,536 were transferred to, and assumed by, the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


      On April 7, 2000, Webster acquired certain branches from the Chase Manhattan Bank ("Chase"). Effective the date of acquisition, the employees became eligible to participate in the Plan. All service by the transferred employees of Chase prior to the acquisition date, constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Effective as of April 18, 2000, all assets and liabilities of the Chase 401(k) plan related to the transferred Chase employees totaling $343,552 were transferred to, and assumed by, the Plan.

      On February 1, 2000, Webster acquired, through Webster Insurance, the Levine Companies ("Levine"). The Plan was amended effective April 13, 2000 to state that all service with Levine prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Prior to the acquisition date, Levine terminated its 401(k) plan. The assets of the former Levine 401(k) plan did not merge with the Plan and were paid out to the participants in the plan.

      On December 1, 1999, Webster acquired New England Community Bancorp, Inc. ("NECB") and its subsidiaries. Prior to the NECB acquisition date, NECB maintained the New England Community Bancorp 401(k) Plan (the "NECB 401(k) Plan") for the benefit of the employees of NECB and certain of its affiliates. Effective as of the acquisition date, no additional contributions were made to the NECB 401(k) Plan. All service with NECB or a member of its controlled group prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Effective March 1, 2000, the NECB 401(k) Plan was merged with and into the Plan, and all of the assets and liabilities of the NECB 401(k) Plan totaling $4,348,626 were transferred to, and assumed, by the Plan.

      On May 19, 1999, Webster acquired Village Bancorp, Inc. ("Village"), the holding company for the Village Bank and Trust Company. The Plan was amended effective May 19, 1999 to state that all service with Village prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Village terminated its 401(k) Plan prior to the date of acquisition.

      On April 21, 1999, Webster acquired Maritime Bank and Trust Company ("Maritime"). The Plan was amended effective April 21, 1999 to state that all service with Maritime prior to the acquisition date constituted service rendered for the purpose of meeting eligibility requirements for participation under the Plan. Maritime terminated its 401(k) Plan prior to the date of acquisition.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------



      The Plan was amended effective January 1, 1999 to add a provision for the employees of Webster Investment Services, Inc. ("WIS"). Also, effective January 1, 1999, WIS became a participating company in the Plan. Effective on and after January 1, 1999, WIS became the employer of certain individuals who were previously employed by Independent Financial Marketing Group, Inc. All service which an employee of WIS performed for Independent Financial Marketing Group, Inc. prior to their date of hire by WIS constituted service rendered for the purpose of meeting the eligibility requirements for participation under the Plan.

(b)   Contributions
      -------------

      Employees who are members of the Plan, may make contributions of 1% through 10% of their pay on a pre-tax basis. Total salary deferrals are limited to $10,500 for 2001 and 2000 plan years and $10,000 for the 1999 plan year. The Bank contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The cost of the matching contribution is allocated among the Bank and participating subsidiaries of the Bank and Webster. The Bank may also make a discretionary contribution to the Plan on behalf of employee participants. The investment alternatives available under the Plan for the 2001 plan year are summarized below:



       American New Perspective Fund                 This fund invests primarily in the common stocks of
                                                     companies located around the world.


       American Fundamental Investors                This fund invests primarily in common stock of large
        Fund                                         established companies. This fund may also invest in non-U.S.
                                                     securities.


       American Bond Fund of America                 This fund invests in diversified fixed income securities.


       American Growth Fund of America**             This fund invests primarily in common stocks of companies
                                                     that seek long-term capital growth.


       UBS PaineWebber Trust Stable Asset            This fund invests in units of the Guaranteed Investment
                                                     Contract portfolio under the UBS PaineWebber Trust
                                                     Company pooled trust.


       Webster Financial Corporation                 This fund invests 100% in the common stock of
        Common Stock*                                Webster.


       Seligman Capital Fund**                       This fund invests primarily in common stock of medium-sized
                                                     U.S. companies.


                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------





       AIM Balanced Fund**                           This fund invests in a diversified portfolio of common stocks, preferred stocks, convertible securities and bonds.

       AIM Value Fund**                              This fund invests primarily in equity securities. The fund may also invest in preferred stocks, debt instruments and foreign securities.

       Brinson Tactical Allocation Fund**            This fund invests in stocks in the S&P 500 and short-term U.S.
                                                     Treasury securities.

       Dreyfus Founders Discovery Fund**             This fund invests primarily in common stocks of small-cap
                                                     companies. The fund may also invest in foreign securities.

       MFS Mass Investors Growth Stock Fund          This fund invests in common stocks of U.S. companies for
                                                     long-term growth.

       American Europacific Growth Fund**            This fund invests primarily in stocks of issuers located in
                                                     Europe and the Pacific Rim.



      * Indicates party-in-interest to the Plan.

     ** Indicates new fund as of January 1, 2001. Refer to Item 1(a) for information concerning funds that were deleted from the Plan.

--------------------------------------------------------------------------------

      (c)   Vesting
            -------

      All amounts contributed to the 401(k) Plan by the participant and employer, are fully vested and non-forfeitable at all times. The participant's vested balance is affected by any investment gains or losses that his account incurs.

      (d)   Payment of Benefits
            -------------------

      Under the Plan, a participant's "normal retirement date" is the date age 59 1/2 is attained. Payment options under the Plan are either a single lump sum payment or a series of equal periodic payments in the form of an annuity. If the participant's vested account balance is no more than $5,000, the balance will be paid in a single lump sum payment within 90 days after the end of the plan year in which the participant becomes eligible to receive the payment. If the participant's vested account balance is more than $5,000, the payout will be in the form of an annuity unless the annuity option is waived. The participant may also elect to have the vested account balance directly rolled over to another qualified plan. If the participant is married, a joint and survivor annuity will provide monthly payments for as long as the participant and the spouse live. In the event of a participant's death, the vested account balance will be paid to the participant's designated beneficiary or beneficiaries. If the participant dies before his spouse, the monthly annuity payment to a spouse will be 50% of the payments that would have been received prior to the participant's death. If the participant does not want an annuity payout, the participant may choose another type of payment, such as a single lump sum or installment payments over a set period. In the event of a participant's total and permanent disability, a participant would receive their vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded upon distribution.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       (e)   Loans
             -----

       Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. Interest is paid by Plan participants to their account at prevailing interest rates through payroll deductions. Loans must generally be repaid within five years or, if earlier, by normal retirement date of the borrower.

       (f)   Rollovers
             ---------

       Under the Plan, transfers from other tax-qualified retirement plans are permitted even if the employee is not currently participating in the Plan. Rollovers must be deposited to the Plan trust fund within 60 days of receipt. All rollovers will be invested and distributed in accordance with the rules of the Plan.

       (g)   Withdrawals
             -----------

       Hardship withdrawals are permitted under the Plan for specific reasons when the participant has met conditions required by the Plan.

       The Plan administrator may be required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan administrator must honor a qualified domestic relations order ("QDRO"). If a QDRO is received by the Plan administrator, all or a portion of the Plan participant's account balance may be used to satisfy the obligation.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       ------------------------------------------

       The following are the significant accounting policies followed by the
Plan:

       (a)   Basis of Accounting
             -------------------

       The accompanying financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States of America.

       (b)   Purchases and Sales Transactions
             --------------------------------

       Transactions are recorded on a trade-date basis.

       (c)   Valuation of Assets
             -------------------

       Investments are stated at current market values based upon quoted values. Loans to participants are stated at amortized cost, which approximates their market values.

       (d)   Accounting Pronouncements
             -------------------------

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


       SFAS No. 133, as amended by SFAS Nos. 137 and 138, was effective for fiscal year beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001 which had no impact on the Plan's financial statements.

       (e)   Use of Estimates
             ----------------

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (f)   Administrative Expenses
             -----------------------

       Administrative fees of the Plan are, in part, paid by the Bank. Total administrative fees for the 2001 plan year were $82,832 of which $76,912 was paid by the Bank and $5,920 was paid by the Plan. The $5,920 amount paid by the Plan represents loan administration costs charged directly to the Plan's investment funds. Total administrative fees paid for the 2000 plan year were $152,392 of which $148,157 was paid by the Bank and $4,235 was paid by the Plan. Total administrative fees paid for the 1999 plan year were $123,525 of which $97,693 was paid by the Bank and $25,832 was paid by the Plan.

       The decrease in total administrative fees for the 2001 plan year is primarily due to a change in the record keeper for the Plan that was effective January 1, 2001. The increase in total administrative fees for the 2000 plan year was primarily due to a higher level of net assets in the Plan due to acquisitions completed during 2000 and 1999. Refer to Item 1(a) for further information on acquisitions.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


3.     INVESTMENTS
       -----------

        The Plan's assets are invested in various mutual funds and Webster common stock through UBS PaineWebber, the Plan's investment advisor. PFPC, Inc. was the record keeper and UBS PaineWebber Trust Company, the trustee for the 2001 Plan year. The Plan is sponsored and administered by the Bank. Plan participants have the ability to direct and allocate their account balances among the mutual funds available under the Plan or Webster common stock. Refer to Item 1(b) within this report for investment options that were available for the 2001 plan year.

       The fair value of fund investments that exceed 5% of the Plan's net assets available for benefits at December 30, 2001 and 2000 is as follows:

                                                         2001            2000
                                                        ------          ------

Webster Financial Corporation Common Stock*          $13,937,542      15,991,753

American Fundamental Investors Fund                    6,679,784       8,344,718

American Growth Fund of America                        6,031,906              --

Paine Webber Stable Value Fund                         5,961,894       4,700,653

American Bond Fund of America                          3,920,294       3,273,633

American New Perspective Fund                          3,824,314       4,487,849

Seligman Capital                                       3,719,518              --

Fidelity Advisor Growth Opportunities Fund                    --       5,252,704

Evergreen Growth & Income Fund                                --       4,183,846


* Indicates party-in-interest to the Plan.

--------------------------------------------------------------------------------

During 2001 and 2000, the Plan's net investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,344,233 and appreciated in value by $813,703, respectively, as follows:

                                          2001           2000            1999
                                         ------         ------          ------


                  Mutual Funds       $ (3,216,474)    (1,342,608)     2,872,292
                  Webster Stock*        1,872,241      2,156,311     (1,280,601)
                                     ------------    -----------    -----------
                                     $ (1,344,233)       813,703      1,591,691
                                     ============    ===========    ===========


* Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


4.     PLAN TERMINATION
       ----------------

       Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contributions are fully vested and will be nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plans Committee appointed by the Board of Directors.


5.     TAX STATUS
       ----------


       The Internal Revenue Service ("IRS") has determined and informed the Bank in a letter dated June 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator, that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


6.     AMENDMENTS
       ----------

       The Plan was amended during 2001 as follows:

       (1) Effective April 1, 2001, the Plan was amended to add provisions for the employees of the Musante Reihl Associates, Inc. Refer to Note 1(a) of this document for further information.

       (2) Effective April 1, 2001, the Plan was amended to add provisions for the employees of the Center Capital Corporation. Refer to Note 1(a) of this document for further information.

       (3) Effective July 1, 2001, the Plan was amended to add provisions for the employees of Wolf Zackin & Associates, Inc. and Benefit Plans Design & Administration, Inc. Refer to Note 1(a) of this document for further information.

The above information is meant to provide only a brief description of amendments to the Plan during the 2001 plan year. The Webster Bank Employee Investment Plan document should be referenced for complete information.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                   ------------------------------------------


7.       SUBSEQUENT EVENTS
         -----------------

       (1) Effective January 17, 2002, the Plan was amended to include the following changes: (a) each participant may elect to have compensation deferred anywhere from 1% to as much as 15% with the maximum contribution not exceeding $11,000 for the 2002 plan year,
             (b) participants may not make a special deferral election with respect to bonuses, (c) participants may modify their salary deferral elections on January 1, April 1, July 1 and October 1 of each plan year, (d) participants who do not affirmatively elect to receive cash or have a specified amount contributed to the Plan automatically will not be able to defer compensation, (e) there will not be a special effective date for the salary deferral component of the Plan.

       (2) Effective June 1, 2002, the Plan's trustee will change from UBS PaineWebber Trust Company to Riggs Bank, N.A.

       (3) In 2002, the maximum pre-tax contribution limit for Plan participants will be increased to $11,000 per year from $10,500.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              SCHEDULE H - LINE 4i

                                DECEMBER 30, 2001

                   ------------------------------------------



                                                       Number of                           Current
Identity of Issue                                     Shares Held                           Value
-----------------                                     -----------                          -------

Webster Financial Corporation               441,480.583 shares; value                   $ 13,937,542
   Common Stock*                            per share $31.57

American Fundamental                        241,670.912 shares; net asset                  6,679,784
   Investors Fund                           value per share $27.64

American Growth Fund of                     251,854.113 shares; net asset                  6,031,906
   America                                  value per share $23.95

UBS PaineWebber Stable Value                407,818.182 shares; net asset                  5,961,894
   Fund                                     value per share $14.619

American Bond Fund                          307,233.072 shares; net asset                  3,920,294
   of America                               value per share $12.76

American New Perspective                    175,911.408 shares; net asset                  3,824,314
   Fund                                     value per share $21.74

Seligman Capital                            186,535.507 shares; net asset                  3,719,518
                                            value per share $19.94

MFS Mass Investors Growth Stock             142,675.881 shares; net asset                  1,863,347
                                            value per share $13.06

Dreyfus Founders Discovery                  52,145.940 shares; net asset                   1,502,846
                                            value per share $28.82

American Europacific Growth                 37,130.821 shares; net asset                     995,106
                                            value per share $26.80

AIM Value Fund                              83,463.388 shares; net asset                     916,428
                                            value per share $10.98

AIM Balanced Fund                           34,555.227 shares; net asset                     899,127
                                            value per share $26.02

Brinson Tactical Allocation                 16,227.864 shares; net asset                     426,306
                                            value per share $26.27                      ------------

Total Investments                                                                       $ 50,678,412
                                                                                        ============

Loans to Participants*                      Rate range 7.00% to 10.50%                  $  1,160,527
                                                                                        ============


-----------------------------
  * Indicates party-in-interest to the Plan.

                                   SIGNATURES

                   ------------------------------------------




Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                         WEBSTER BANK
                                         EMPLOYEE INVESTMENT PLAN
                                         ---------------------------------------




Date:     June 27, 2002                  By: /s/ R. David Rosato
       ---------------------                 -----------------------------------
                                             R. David Rosato
                                             Member of the Retirement
                                             Plans Committee




Date:     June 27, 2002                  By: /s/ Renee P. Seefried
       ---------------------                 -----------------------------------
                                             Renee P. Seefried
                                             Member of the Retirement
                                             Plans Committee




Date:     June 27, 2002                  By: /s/ William J. Healy
       ---------------------                 -----------------------------------
                                             William J. Healy
                                             Member of the Retirement
                                             Plans Committee

                                  EXHIBIT INDEX
                                  -------------

                   ------------------------------------------




Exhibit
Number                                  Description
-------                          --------------------------
  23                                Consent of KPMG LLP